EXHIBIT 32(b)


CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annaul Report of Integrated Alarm Services Group, Inc. (the "Company") on Form 10-K for the period ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael T. Moscinski Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: March 16, 2007

By: /s/ Michael T. Moscinski
Name: Michael T. Moscinski
Title: Chief Financial Officer